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FOR IMMEDIATE RELEASE

ATTENTION: FINANCIAL AND BUSINESS EDITORS
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NBT Contact:      Daryl R. Forsythe
                  607-337-6416

                                   Filed by NBT Bancorp Inc.
                                   Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Act of 1934 Subject Company: First National Bancorp, Inc. Commission File No.: 000-14703

          NBT BANCORP ANNOUNCES PLAN TO ACQUIRE FIRST NATIONAL BANCORP,
              DETAILS NON-RECURRING COSTS RELATED TO PRIOR MERGERS
                      AND INTERNAL RESTRUCTURING ACTIVITIES

    NORWICH, NY (January 2, 2001) - NBT Bancorp Inc. (NBT) (NASDAQ: NBTB) announced today that it and First National Bancorp, Inc. (FNB) have entered into a definitive agreement providing for the merger of FNB into NBT. The merger agreement also includes the merger of FNB's subsidiary, The First National Bank of Northern New York, into NBT Bank, N.A.
    The First National Bank of Northern New York is an eighty-four year-old commercial bank headquartered in Norfolk, New York. It operates six full-service banking locations in New York's North Country including offices in Canton, Massena, Norfolk, Ogdensburg and Potsdam in St. Lawrence County and an office in Malone in Franklin County.
    In the merger, shareholders of FNB will receive five shares of NBT's common stock for each share of FNB. NBT will issue approximately 1.03 million shares of common stock and share equivalents in the merger, with a total value of $15.06 million, based on the closing price of $14.625 for a share of NBT common stock on December 29, 2000. The merger is structured to be tax-free to the shareholders of FNB and will be accounted for using the purchase method of accounting. Closing of the merger is subject to NBT's satisfactory completion of due diligence and approval of the merger by FNB's shareholders and by regulatory authorities and is expected to occur in the second quarter of 2001.
    NBT Bancorp President and CEO Daryl R. Forsythe stated, "Our agreement with FNB represents the next in a series of steps in our strategy to position NBT for continued success in the rapidly changing financial services industry. During

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the year 2000, strategic  acquisitions  provided for the extension of our market area into Northeastern Pennsylvania and allowed for the expansion of our product line beyond traditional bank offerings." In 2000, NBT acquired two community banks in Northeastern Pennsylvania, LA Bank, N.A. and Pioneer American Bank, N.A.. These institutions along with two branches acquired from Mellon Bank and six acquired from Sovereign Bank have been merged to create Pennstar Bank, N.A. In 2000, NBT also acquired M. Griffith, Inc., a registered broker-dealer providing a variety of investment and financial planning services. Forsythe went on to state that, "Based on the proposed merger terms and our due diligence to date, we expect the acquisition of FNB to be accretive to our earnings within one year of closing."
    Martin A.  Dietrich,  President  and Chief  Operating  Officer for NBT Bank,
commented,   "Our  agreement  with  FNB  provides  NBT  Bank  with  an  exciting opportunity in the North Country. The First National Bank of Northern New York's six offices in St. Lawrence and Franklin Counties will complement our six locations in neighboring Clinton and Essex Counties. Our expanded presence in this market will lead to added convenience for customers as well as increased operating efficiencies."
     Thomas E. Place, President of The First National Bank of Northern New York, said, "We are pleased to have forged this agreement with NBT. The community banking philosophy shared by our organizations ensures that our customers will continue to enjoy high quality service delivered by the dedicated employees of a bank that cares about the communities it serves. Customers will benefit from expanded product offerings such as Internet banking and trust and investment services, enhanced lending capabilities, venture capital and other financial resources available through an organization like NBT."
    At September 30, 2000, FNB had total assets of $114 million and deposits of $102 million, and NBT had total assets of $2.6 billion and deposits of $1.9 billion.
    NBT also announced that its board of directors has authorized the repurchase of up to 1.03 million common shares, or about 4.3% of its 23.7 million shares outstanding. NBT will purchase any such shares from time to time at market prices. The shares purchased in this repurchase program are specifically for use in the FNB acquisition.
    As previously reported, results for the fourth quarter of 2000 will reflect certain costs related to these completed acquisitions as well as certain costs associated with the integration of these banks into NBT. These costs were approximately $8.4 million, or $5.4 million after tax. The costs related to the
completed   acquisitions  and  the  related   integration  efforts  include  the

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recognition  of accruals  for staff  reductions,  including  employee  severance payments, and for occupancy and equipment abandonment, including the costs of closing branches, terminating leases, and discontinuing the use of excess or obsolete data and items processing systems. Additional integration expenses to be incurred in 2001 from prior merger activity are expected to be immaterial.
    Fourth quarter 2000 results will also reflect a restructuring charge of approximately $6.9 million, or $5.7 million after tax, for severance payments, retirement benefits, and similar and related expenses for senior officers who elected during the fourth quarter to relinquish their active status as officers or to retire from NBT.
    NBT also disclosed that during the fourth quarter of 2000, it transferred $21.7 million of investments from available-for-sale status into a trading account, thereby incurring a loss of approximately $1.5 million, or $.96 million after tax, on the mark-down to fair value of these securities. NBT currently anticipates selling these securities in the first quarter of 2001. The proceeds from this transaction will be used to fund the repurchase of NBT stock and anticipated investments in higher-yielding loans and securities.
    It is possible that NBT could incur additional unidentified expenses related to the completed acquisitions, their integration into NBT, or the ultimate sale of the above noted trading assets.
    NBT Bancorp Inc. is a registered financial holding company based in Norwich,
New   York.   Its   wholly-owned   banking   subsidiaries,    NBT   Bank,   N.A.
(www.nbtbank.com) and Pennstar Bank, N.A. (www.pennstarbank.com), operate a total of 78 community bank offices and well over 100 ATMs stretching from the
North  Country  to  the  Southern  Tier  in  New  York  and  into   Northeastern
Pennsylvania. Other subsidiaries include NBT Financial Services, Inc., which owns M. Griffith, Inc. and Pennstar Financial Services, Inc.
Forward-Looking Statements
     This   news   release   contains    forward-looking    statements.    These
forward-looking statements involve risks and uncertainties and are based on the beliefs and assumptions of the management of NBT Bancorp and its subsidiaries and on the information available to management at the time that these statements were made. There are a number of factors, many of which are beyond NBT's control, that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by
such   forward-looking   statements   include,   among  others,   the  following
possibilities: (1) regulatory approvals and clearances and other prerequisites to the merger of NBT and FNB may not be obtained, or may be received outside of expected time frames; (2) competitive pressures among depository and other

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financial  institutions  may increase  significantly;  (3) revenues may be lower than expected; (4) changes in the interest rate environment may reduce interest margins; (5) general economic conditions, either nationally or regionally, may
be  less  favorable  than  expected,   resulting  in,  among  other  things,   a
deterioration in credit quality and/or a reduced demand for credit; (6) legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which NBT is engaged; (7) costs or difficulties related to the integration of the businesses of NBT and its merger partners may be greater than expected; (8) expected cost savings associated with recent and pending mergers and acquisitions may not be fully realized or realized within the expected time frames; (9) deposit attrition, customer loss, or revenue loss following pending mergers and acquisitions may be greater than expected; (10) competitors may have greater financial resources and develop products that enable such competitors to compete more successfully than NBT: and
(11) adverse changes may occur in the securities markets or with respect to inflation. Forward-looking statements speak only as of the date they are made. NBT Bancorp does not undertake to update forward-looking statements to reflect subsequent circumstances or events.

    In conjunction with the proposed merger, NBT will file with the SEC a registration statement on SEC Form S-4. The registration statement will contain a proxy statement/prospectus, which will describe the proposed merger of NBT and FNB and the proposed terms and conditions of the merger. Shareholders of FNB and other investors are encouraged to read the registration statement and proxy statement/prospectus because these documents will contain important information about the merger. After the registration statement is filed with the SEC, it will be available for free, both on the SEC's web site (www.sec.gov) or by contacting NBT Bancorp Inc., Attention: Michael J. Chewens, 52 South Broad Street, Norwich, New York 13815, telephone 607-337-6520.